File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

Interim Report for Diamyd Medical AB (OMX: DIAMB)

September 1 2005 –February 28 2006

Stockholm, Sweden – 20 April 2006 – Diamyd Medical AB, a biotechnology company focused on the treatment of diabetes and its complications, including chronic pain and neuropathy, today announced its financial results for the period ended February 28, 2006.

- Sales were SEK 595,000 compared to SEK 342,000 for the same period of the prior year.
- Net loss was SEK -13.9 million compared to a net loss of SEK -14.6 million for the same period of the prior year.
- Liquid assets were SEK 79.7 million as of February 28, 2006 compared to SEK 139.2 million for the same period of the prior year.
- Loss per share was SEK -1.6 compared to SEK -1.7 for the same period of the prior year.
- The acquisition of Nurel Therapeutics Inc. adds to the Company's product portfolio pipeline.
- An agreement was signed with Protein Sciences with regard to manufacture of phase III drug to make phase III studies possible.
- At the same time Diamyd Medical invested three million dollars in Protein Sciences' convertible notes.
- A U.S. Level 1 ADR program to enable trading of Diamyd Medical depositary receipts will become effective on April 20.

CEO COMMENTS

Results from our ongoing clinical trials in both Type 1 and Type 2 diabetes with the pharmaceutical Diamyd™ are approaching quickly and we are preparing to facilitate phase III studies. This of course requires good results from our clinical trials. The Company's main product (GAD) is a pharmaceutical for Type 2 diabetes patients at risk of developing insulin dependent diabetes. The Company is also evaluating the drug candidate in recent onset Type 1 diabetes patients and results from a Phase II study on 70 children and young adults with Type 1 diabetes will be reported in August 2006. Since this is the first time that the drug is being tested in Type 1 diabetes patients, there is a significant risk that the drug will not work in a patient population that only has 10% of their insulin producing cells left at the onset of the disease. Diamyd's other study in Type 2 diabetes patients with antibodies to beta cells (LADA) is, however, a "confirmation study", i.e. a study where we want to confirm the positive results from an earlier phase II clinical study. Since the LADA-patients have significantly more beta cells remaining, and since we have earlier received positive results in this patient group, we will remain optimistic towards the LADA-results which are expected in June 2007 even if the results in August from the Type 1 study are neutral.

During the Period we have signed a production deal with Protein Science in the USA. Protein Science will manufacture clinical materials for upcoming phase III-studies. Diamyd has also invested US$3M in the company and hence now own a part of an exciting vaccine company. The strategy to find an established pharmaceutical partner to further develop and commercialize our lead pharmaceutical candidates remains a key Company goal.

We have acquired Nurel Therapeutics, Inc (now Diamyd, Inc.). Both Diamyd, Inc. and Diamyd Medical work to treat the various aspects of diabetes and both have focused on the development of GAD-based pharmaceuticals. However, we use GAD in two complementary ways: (1) Diamyd Medical treats the actual disease diabetes and (2) Diamyd, Inc. treats chronic pain resulting from complications of diabetes. Furthermore, through the acquisition, Diamyd now owns a gene delivery platform which, above all, is suitable for delivering proteins to nerve

tissue and potentially for treating cancer and other CNS diseases. This gives us additional pipeline opportunities in the area of neurology including the protection and regeneration of nerve cells. The Company expects that at least two of Diamyd Inc's projects will reach clinical phase during 2007.

Anders Essen-Möller, CEO and President of Diamyd Medical.

FINANCIAL HIGHLIGHTS

SALES – Group sales were SEK 595,000 compared to SEK 342,000 for the same period of the prior year and consisted mostly of Diamyd-related products. Sales of Diamyd Medical products fluctuate from quarter-to-quarter as the Company's products are primarily sold for various scientific research purposes.

Costs - The Group's current costs were SEK 15.6 million compared to SEK 17.7 million for the same period of the prior year. The cost of research and development was SEK 7.8 million compared to SEK 9.5 million for the same period of the prior year.

Net Loss – Net loss after financial income and expenses was SEK -13.9 million compared to a net loss of SEK -14.6 million for the same period of the prior year.

Financial Status and Liquidity – The Group's liquid assets were SEK 79.7 million as of February 28 compared to SEK 139.2 million for the same period of the prior year.

Changes in Shareholders' Equity – Group shareholders' equity as of February 28, 2006 was SEK 120.1 million compared to SEK 137.2 million for the same period of the prior year, which gives an equity ratio of 92.8% versus 93.7%.

Parent Company – The net sales for the parent Company were SEK 0 for the period since all sales take place in the subsidiaries. The net profit after financial income and expense was SEK -119,000 compared to SEK 1,927,000 for the same period of the prior year. Changes in liquid assets were SEK -37.9 million compared to SEK -5.6 million for the same period of the prior year.

Staff – The Group had a staff of 7 people as of February 28, 2006, of which 5 were men and 2 were women.

The Share and Stock Market Value – As of February 28, 2006, the number of outstanding shares was 8,735,216 of which 471,200 were A-shares and 8,264,016 were B-shares. The increase in shares is due to the acquisition of Nurel Therapeutics. The Diamyd Medical total stock market value at the end of the period was SEK 508.8 million compared to SEK 631.4 million in the same period of the prior year. The share price at the close of the period was SEK 58.25 compared to SEK 75.00 for the same period of the prior year.

SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

Manufacturing of diabetes drug – Diamyd Medical has reached an agreement with Protein Sciences Corporation (PSC) for the manufacture of Diamyd™ to enable Phase III trials. Protein Sciences shall support the Company in filing an Investigational New Drug Application (IND) with the U.S. Food & Drug Administration (FDA).

Investment in Protein Sciences, Inc. Diamyd Medical has invested US$3 million in a convertible note issued by Protein Sciences. If this investment is converted into shares, the Diamyd Medical investment in Protein Sciences would be less than 5%. PSC is a privately held biotechnology company with its base in Meridien, Connecticut, USA. The company develops and produces non-egg based vaccines and diagnostics based on recombinant DNA-technology.

Acquisition of Nurel Therapeutics, Inc. The acquisition of Nurel broadens the diabetes product portfolio of Diamyd Medical and it now includes both a pharmaceutical candidate for autoimmune Type 1 and Type 2 diabetes and treatments of neuropathy (nerve damage), chronic pain and cancer. As payment the Nurel shareholders received 223,204 Diamyd B-shares and an additional 93,969 Diamyd shares against convertible loans issued previously to finance Nurel. The acquisition of Nurel will increase the costs of Diamyd Medical with about SEK 20 million for the upcoming 2 year period.

Formulation of GAD drug - Diamyd Medical has announced the successful results of a preclinical study demonstrating the safety and tolerability of a novel formulation of the GAD protein specifically intended for intravenous use. This novel formulation, which was developed and patented (pending) by Diamyd, is intended for patients with diseases that may benefit from GAD65 treatment such as certain movement disorders.

Trading in Warrants – The Company has previously reported that it intended to list its warrants. Since new rules which became effective on January 1, 2006 require the Company to issue a prospectus to list the warrants, the board has now decided not to list the warrants since both the costs and the administration of this would be unreasonable.

General Assembly - At the General Assembly Meeting for shareholders on December 12, it was decided to re-elect Board Directors Anders Essen-Möller (President and CEO), Tord Lendau and Peter Rothschild. New Directors are Björn O. Nilsson, (Ph.D.), and Joseph Janes (lawyer). Leif Ek stepped down as a Director due to retirement. Shareholders at the General Assembly Meeting approved granting the Directors the right, at one or several occasions before the next Annual Meeting, to issue a maximum of 900,000 shares of class B stock in order to enable acquisitions with Diamyd shares as payment. These shares can be issued without regard to the preferential rights of the existing shareholders. If all 900,000 shares are issued, the dilution will be 9.7% after the issue.

Shareholders at the General Assembly Meeting approved the acquisition of Nurel Therapeutics, Inc. The acquisition adds to the Company's product portfolio pipeline, which now includes candidate therapeutics for autoimmune diabetes as well as for diabetic neuropathy (nerve damage), chronic pain and cancer. Nurel shareholders received 223,204 Diamyd class B-shares

and a further 93,969 Diamyd class B-shares were issued to early Nurel financiers. Nurel's burn rate is estimated to be SEK 12.0 million per year for the next two-year period.

Disputes – Mercodia AB, has informed the Company that they intend to sue the Company regarding the development of a diagnostic test. It is the judgment of the board that there is no ground for the potential litigation.

SIGNIFICANT EVENTS FOLLOWING THE REPORTING PERIOD

Level 1 American Depository Receipt (ADR) Program – To enable US investors to trade with Diamyd Medical shares in the US, the Company decided to initiate the establishment of a Level 1 Depositary Receipt Program. The Program is expected to take effect on April 20, 2006.

THERAPEUTIC DEVELOPMENTS

Diamyd Medical continues to advance its development on treatments for both Type 1 and Type 2 diabetes (LADA). The Company is currently engaged in three clinical trials: (1) a Phase II clinical study of 70 subjects with Type 1 diabetes; (2) a Phase II/III trial of 160 subjects with Type 2 diabetes; and (3) a follow-up Phase II clinical study of 47 subjects with Type 2 diabetes.

Development of Diamyd™ for treatment of patients with Type 2 diabetes

Diamyd Medical is developing Diamyd™ as a treatment for autoimmune diabetes. Approximately 10% of all Type 2 Diabetes patients have antibodies to GAD and, therefore, have a form of autoimmune diabetes known as LADA. These patients are easily identified through a routine blood sample analysis.

The Company previously conducted a successful small-scale Phase II clinical trial of 47 LADA patients. In addition, a large-scale Phase II/III clinical trial intended to be used for registration of Diamyd™ is currently underway with 160 LADA subjects. This is a randomized, double-blind and placebo-controlled study. The test subjects are divided into two groups – (1) the *treatment group* (80 subject) receives two injections of 20μg dose of Diamyd™ (GAD65 formulated in alum) over a 30-day period; and (2) the *placebo group* (80 subjects) receives the same formulation without GAD65. The goal of the trial is to confirm the positive results obtained during the previously mentioned Phase II trial in LADA patients. Professor Carl-David Agardh at the University Hospital MAS in Malmo is the principal investigator for the trial, which is being conducted at 17 clinics throughout Sweden. The Company expects to report the results of the trial in June 2007.

Development of Diamyd™ for treatment of patients with recent onset Type 1 diabetes

Type 1 diabetes develops when the body's immune system attacks the insulin-producing pancreatic beta cells. At the onset of the disease patients generally have about 10% of their beta

cells remaining. These few cells are incapable of producing enough insulin to maintain normal blood sugar levels and external insulin must be injected. After presentation of the disease, the autoimmune attack continues against the remaining beta cells, which eventually will be destroyed completely.

Our diabetes drug, Diamyd™, is intended to prevent the destruction of beta cells and may, in a best case scenario, allow regeneration of beta cells without subsequent attacks from auto-reactive immune cells.

The Company is currently conducting a randomized, double-blind Phase II clinical trial with Diamyd™ in 70 children and adolescents with recent onset Type 1 diabetes. The patients are divided into two groups – (1) the *treatment group* (35 subjects) receives two injections of 20µg Diamyd™ (GAD65 formulated in aluminum hydroxide); and (2) the *placebo group* (35 subjects) receives the same formulation without GAD65. The goal of this trial is to investigate whether the positive results obtained in a previous, smaller-scale Phase II clinical trial involving Type 2 Diabetes adult patients with GAD antibodies (LADA patients) can be reproduced in patients with Type 1 Diabetes. Professor Johnny Ludvigsson of Linköping University is the principal investigator for the trial which is being conducted at 8 clinics in Sweden. All patients are enrolled in the trial. The Company expects to report results from the study in August 2006.

MARKET & BUSINESS OVERVIEW

Diabetes

The International Diabetes Foundations estimates that the number of persons with diabetes worldwide is nearly 200 million and that this number will increase to 330 million by 2025. The majority of the new cases of diabetes are expected to be Type 2 subjects. In addition, the number of individuals with heightened blood sugar levels (Impaired Glucose Tolerance or pre-diabetes) is estimated to be of a similar order.

The costs associated with diabetes in the western world is about 7% of total healthcare budgets, or more than US$100 billion in the US alone.

Neuropathic pain

Approximately 1% of the population (2.5 million people) in the U.S. suffers from moderate to severe chronic pain associated with diabetes neuropathy, post herpetic neuralgia, HIV/AIDS neuropathy, spinal cord injury, phantom limb pain and/or cancer pain. The products Diamyd (Nurel Therapeutics) is developing may become useful in treating a variety of these neuropathic pain indications. Recently, the interest in the neuropathic pain market by the pharmaceutical industry has grown dramatically. The U.S. neuropathic pain market, which was approximately $600 million in 2004, is expected to grow to $2 billion by 2009 because of the development of new products.

GAD and neurological diseases

GAD, which is an enzyme, converts the excitatory amino acid glutamate to the inhibitory neurotransmittor GABA. Several neurological and movement related disorders may be due to

disturbances in the Glutamate-GABA balance. Therefore, GAD may come to play a major role as a component in future medications for treatment of such diseases.

Diamyd Medical is licensing exclusive therapeutic rights to the GAD65-gene for certain diseases. The Company also is engaged in third party discussions with regard to development of a therapy for Parkinson's disease.

Group's Income Statement

kSEK

		6 Months Sep-Feb 2005-2006	6 Months Sep-Feb 2004-2005	3 Months Dec-Feb 2005-2006	3 Months Dec-Feb 2004-2005	12 Months Sep-Nov 2004-2005
Operating Income						
Net sales	note 1	595	342	377	175	883
Other income		-	-	-	-	48
Total Income		**595**	**342**	**377**	**175**	**931**
Operating Costs						
Raw materials and supplies		-383	-309	-6	-74	-775
Research and development		-7,752	-9,476	-3,359	-5,705	-24,676
Patents		-314	-823	-35	-466	-1,719
Personnel		-4,594	-4,383	-2,335	-2,114	-8,698
Other external costs		-2,176	-2,301	-938	-1,452	-4,052
Depreciation patents		-324	-380	-162	-190	-751
Depreciation equipment		-57	-77	-29	-38	-150
Total Operating Costs	note 2	**-15,600**	**-17,749**	**-6,864**	**-10,039**	**-40,821**
Operating Loss		**-15,005**	**-17,407**	**-6,487**	**-9,864**	**-39,890**
Financial Income and Expense						
Dividend in associated company		-	-	-	-	152
Interest income		1,112	2,814	436	2,250	3,195
Interest expense		-	-23	-	-	-26
Total Financial Income and Expense		**1,112**	**2,791**	**436**	**2,250**	**3,321**
Loss after Financial Income		**-13,893**	**-14,616**	**-6,051**	**-7,614**	**-36,569**
Taxes		-	-	-	-	-63
Net Loss for the Year	note 3	**-13,893**	**-14,616**	**-6,051**	**-7,614**	**-36,632**
Earnings per share SEK		-1.6	-1.7	-0.7	-0.9	-4.4
Earnings per share after dilution SEK		-1.6	-1.7	-0.7	-0.9	-4.4
Number of shares		8,735,216	8,418,043	8,735,216	8,418,043	8,418,043
Average number of shares		8,428,615	8,393,855	8,439,188	8,418,043	8,410,787
Number of shares after dilution		8,531,266	8,393,855	8,635,284	8,418,043	8,442,800

Group's Balance Sheet

kSEK

		Feb 28 2006	Feb 28 2005	Aug 31 2005
Fixed Assets				
Intangible assets	note 5	18,430	1,679	1,309
Tangible assets		170	282	220
Financial assets		800	800	800
Total Fixed Assets		**19,400**	**2,761**	**2,329**
Current Assets				
Inventory		121	33	8
Current Receivables				
Customer receivables		512	272	450
Other receivables		1,761	1,434	1,536
Prepaid tax		198	162	168
Prepaid expenses and accrued income		3,960	2,637	5,447
Total Current Receivables		**6,431**	**4,505**	**7,601**
Short-term investments		61,825	93,280	91,374
Cash and bank balances		17,865	45,888	24,161
Total Current Assets		**79,690**	**139,168**	**115,535**
Other financial assets	note 6	23,669	-	-
Total Current Assets		**109,911**	**143,706**	**123,144**
Total Assets		**129,311**	**146,467**	**125,473**
Liabilities and Shareholders' Equity	note 4			
Shareholders' Equity				
Capital stock		8,735	8,148	8,418
Not registered share capital		420	-	360
Share premium reserve		158,321	158,121	141,193
Loss carried forward		-33,518	-14,754	2,129
Loss for the period		-13,893	-14,616	-36,632
Total Shareholder's Equity	note 3	**120,065**	**137,169**	**115,468**
Long-term Liabilities		-	768	-
Current Liabilities				
Accounts payable		4,291	4,005	2,508
Other liabilities		1,175	766	1,745
Accrued expenses and deferred income		3,780	3,759	5,752
Total Current Liabilities		**9,246**	**8,530**	**10,005**
Total Liabilities and Shareholders' Equity		**129,311**	**146,467**	**125,473**

Change in Shareholders' Equity

kSEK

	6 Months Sep-Feb 2005-2006	6 Months Sep-Feb 2004-2005	3 Months Dec-Feb 2005-2006	3 Months Dec-Feb 2004-2005	12 Months Sep-Nov 2004-2005
Opening Balance	115,468	151,598	107,649	114,728	151,598
Paid for but not registered share capital		75		75	
Translation difference*	218	112	195	-20	2
New share issue	18,272	-	18,272	-	500
Net loss	-13,893	-14,616	-6,051	-7,614	-36,632
Closing Balance	**120,065**	**137,169**	**120,065**	**137,169**	**115,468**

Cash flow analysis

kSEK

	6 Months Sep-Feb 2005-2006	6 Months Sep-Feb 2004-2005	3 Months Dec-Feb 2005-2006	3 Months Dec-Feb 2004-2005	12 Months Sep-Nov 2004-2005
Operations					
Operating loss	-15,005	-17,407	-6,487	-9,864	-39,890
Interest received	1,112	2,814	436	2,250	3,321
Interest paid	-	-23	-	-	-
Adjustments for items that are not part of the cash flow					
Depreciations	381	457	191	228	898
Other items that are not part of the cash flow	259	75	203	75	-
Taxes paid	-56	-48	-56	-24	-119
Cash Flow from Operations before Changes in Working Capital	**-13,309**	**-14,132**	**-5,713**	**-7,335**	**-35,790**
Increase(-) decrease(+) inventory	-113	57	-12	11	82
Increase(-) decrease(+) receivables	1,162	-1,894	-2,408	-2,048	-4,455
Increase(+) decrease(-) liabilities	-759	3,782	252	2,941	3,892
Cash flow from Operations	**-13,019**	**-12,187**	**-7,881**	**-6,431**	**-36,271**
Investments					
Investments in tangible assets	-50	-24	-22	-8	-30
Cash Flow from Investments	**-50**	**-24**	**-22**	**-8**	**-30**
Financing					
New share issues	818	-	818	-	500
Investment in financial assets	-23,669	-	-23,669	-	-
Cash flow from financing	**-22,851**	-	**-22,851**	-	**500**
The Period's Cash flow	**-35,920**	**-12,211**	**-30,754**	**-6,439**	**-35,801**
Liquid funds at the beginning of the period	115,535	151,338	110,372	145,547	151,338
gains/losses on consolidation	25	41	22	60	-2
Liquid Assets at the End of the Period	**79,640**	**139,168**	**79,640**	**139,168**	**115,535**

*** Liquid assets include cash, bank balances and short term investments.**

Accounting Principles

As of September 1, 2005 Diamyd Medical began using IFRS for its group reporting. This means that Diamyd Medical in its group reporting from the first quarter 2005/2006 applies all IAS, IFRS, IFRIC and SIC regulations which are applicable.

Notes

Note 1 – Sales, kSEK	**6 Months Sep-Feb 2005-2006**	**6 Months Sep-Feb 2004-2005**	**3 Months Dec-Feb 2005-2006**	**3 Months Dec-Feb 2004-2005**	**12 Months Sep-Nov 2004-2005**
Sales in Diamyd Diagnostics AB	371	254	192	148	610
Sales in Diamyd, Inc.	103	79	68	20	263
Invoiced freight	14	9	10	7	42
Other income	107	-	107	-	9
Total sales	**595**	**342**	**377**	**175**	**883**

Note 2 – Operating costs
The exchange rate losses assigned to sales, inventory costs and other external costs amounted to SEK -26,000.
The exchange rate profits assigned to sales, inventory costs and other external costs amounted to SEK 4,000.

Note 3 – Balance for the period
The business is making a loss. Deduction for losses in the Swedish company is valued at SEK 0 as a precaution.

Note 4 – Shareholders' equity and liabilities
All the Company's liabilities do not charge interest.

Note 5 – Acquisition of Nurel Therapeutics
The acquisition includes a license for a technology platform and preclinical projects in GAD and gene delivery. The intangible assets is valued at SEK 17.5 million.

Note 6 – Investment in Protein Sciences
Diamyd Medical have invested USD 3 million in PSC's "Series F" convertible note. The promissory note has a competitive interest rate and a premium at the date of repayment. The promissory note can be converted into PSC shares anytime that PSC receives significant new investment. If this is the case Diamyd Medical's share of PSC will amount to less than 5%.

Key Ratios

	6 Months Sep-Feb 2005-2006	**6 Months Sep-Feb 2004-2005**	**3 Months Dec-Feb 2005-2006**	**3 Months Dec-Feb 2004-2005**	**12 Months Sep-Nov 2004-2005**
Return on equity, %	-11.8	-10.1	-5.3	-5.4	-27.4
Return on capital employed, %	-11.8	-10.1	-5.3	-5.4	-27.3
Return on total assets, %	-10.9	-9.6	-4.9	-5.1	-25.8
Equity per share, SEK	13.7	16.3	13.7	16.3	13.7
Equity per share after dilution, SEK	14.1	16.3	13.9	16.3	13.7
Cashflow per share, SEK	-4.3	-1.5	-3.6	-0.8	-4.3
Solidity, %	92.8	93.7	92.8	93.7	92.0
Number of shares	8 735 216	8 418 043	8 735 216	8 418 043	8 418 043
Average number of shares	8 428 615	8 393 855	8 439 188	8 418 043	8 410 787
Number of shares after dilution	8 531 266	8 393 855	8 635 284	8 418 043	8 442 800

Stockholm, Sweden, April 20, 2006
The Board of Diamyd Medical AB (publ)
This report was not reviewed by the auditors of Diamyd Medical.

Upcoming reports:

9-month report (March-May)	28th July 2006
Year End Report (September-August)	26th October 2006

For further information, please contact:

Diamyd Medical
Johannes Falk / Magnus Tholén Svensson
Chief Information Officer / Chief Financial Officer
Tel: +46 (0) 8-545 654 25/-26
Email: info@diamyd.com
www.diamyd.com

US Investors
The Global Consulting Group
Kathy Price / Emmanuelle Ferrer
Investor Relations
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

* * *

About Diamyd Medical - Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B). An application has been submitted to trade the shares in the US via a Level 1 ADR Program. The Company conducts therapeutic development based on its GAD (glutamic acid decarboxylase) technology platform. GAD is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role in CNS- and movement related disorders. GAD is also a target pancreatic beta cell autoantigen in autoimmune diabetes such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd™ which is currently employed in two ongoing clinical trials of both Type 2 and Type 1 diabetes which are follow-ons of first successful dose finding Phase II trial. With the acquisition of Nurel Therapeutics additional development projects include gene-delivery for diabetic neuropathy (nerve damage), chronic pain and cancer.

Diamyd Medical has a website at www.diamyd.com

Diamyd Medical AB (publ) (corporate. id. no. 556530-1420) Linnégatan 89B floor 5 SE-115 23 Stockholm Sweden. Tel: +46 (0)8-661 00 26 fax: +46 (0)8-661 63 68 or email: info@diamyd.com

Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports are translations from the Swedish originals. No guarantees are made that the translation is free from errors.